SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                             (Amendment No. 2)
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                               DEPOMED, INC.
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                              (Name of Issuer)


                         COMMON STOCK, NO PAR VALUE
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                       (Title of Class of Securities)


                                 249908104
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                               (CUSIP Number)


                             DONALD G. DRAPKIN
                               35 E. 62nd St.
                             New York, NY 10021
                               (212) 572-8440
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             November 14, 2000
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          (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


CUSIP No. 249908104
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1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.
               Donald G. Drapkin

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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a) [  ]
               (b) [  ]

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3.      SEC USE ONLY


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4.      SOURCE OF FUNDS
               PF

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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e): [  ]

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6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               USA

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NUMBER OF                  7.      SOLE VOTING POWER           598,900
SHARES                     -------------------------------------------------
BENEFICIALLY
OWNED BY EACH              8.      SHARED VOTING POWER               0
REPORTING                  -------------------------------------------------
PERSON WITH:
                           9.      SOLE DISPOSITIVE POWER      598,900
                           -------------------------------------------------

                           10.     SHARED DISPOSITIVE POWER          0


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               598,900

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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES  [  ]

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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               8.3%
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14.     TYPE OF REPORTING PERSON
               IN




        This Amendment No. 2 to Schedule 13D (this "Amendment") is being filed pursuant to Rule 13d-2(a) of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), on behalf of Donald G. Drapkin with respect to the common stock, no par value (the "Common Stock"), of Depomed, Inc., a California corporation (the "Company"). This Amendment amends the Schedule 13D originally filed by Mr. Drapkin on October 13, 2000 (the "Initial Schedule 13D"), as previously amended by Amendment No. 1 to the Initial Schedule 13D filed by Mr. Drapkin on October 23, 2000 (as so amended, the "Schedule 13D").

        The Schedule 13D, is hereby further amended by the addition of the following information:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        As of November 14, 2000, Mr. Drapkin has invested $2,636,595 of his personal funds to acquire shares of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        (a)-(b) As of September 30, 2000, based on information provided by the Company, there were 7,189,363 shares of Common Stock outstanding. Mr. Drapkin is currently the beneficial owner of 598,900 shares of Common Stock, representing 8.3% of the Common Stock then outstanding. Mr. Drapkin has the sole power to vote and dispose of the shares of Common Stock held by him.

         (c) Other than the transactions described in Item 5 of the
Schedule 13D or set forth in the table below, there were no transactions by Mr. Drapkin with respect to shares of Common Stock during the past 60 days.

         The following table sets forth transactions in shares of Common Stock effected by Mr. Drapkin during the past 60 days not previously reported in the Schedule 13D:


Date            Nature of Transaction     Number of Shares      Price per Share
----            ---------------------     ----------------      ---------------
10/25/00        Purchase                  7,500                 $5.25
10/25/00        Purchase                  6,000                 $5.125
10/25/00        Purchase                  4,200                 $5.0625
10/25/00        Purchase                  300                   $5.00
10/25/00        Purchase                  300                   $4.875
10/25/00        Purchase                  1,200                 $4.1825
10/25/00        Purchase                  6,000                 $4.9375
10/26/00        Purchase                  500                   $5.00
10/27/00        Purchase                  900                   $5.125
10/27/00        Purchase                  5,000                 $4.50
10/27/00        Purchase                  4,000                 $5.375
11/1/00         Purchase                  7,000                 $5.3125
11/1/00         Purchase                  500                   $5.25
11/1/00         Purchase                  4,000                 $5.5625
11/2/00         Purchase                  6,500                 $5.5625
11/2/00         Purchase                  500                   $5.375
11/2/00         Purchase                  500                   $5.25
11/2/00         Purchase                  500                   $5.0625
11/6/00         Purchase                  7,500                 $5.50
11/10/11        Purchase                  500                   $5.50
11/10/00        Purchase                  2,000                 $5.5625
11/14/00        Purchase                  15,000                $5.00
11/14/00        Purchase                  300                   $4.8125
11/14/00        Purchase                  500                   $4.6875
11/14/00        Purchase                  1,000                 $4.50
11/14/00        Purchase                  200                   $4.625


                                 SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 16, 2000


                                             /s/ Donald G. Drapkin
                                             ---------------------------
                                             Donald G. Drapkin